17009429

SION

ANNUAL AUDITED REPORT

Mail Processing Section

MAR 01 2017

Washington DC 406

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FORM X-17A-5
PART III

PUBLIC

SEC FILE NUMBER
8- 69638

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/30/2016** (MM/DD/YY) AND ENDING **12/31/2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Founders M&A Advisory, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2204 Lakeshore Drive, Suite 425

(No. and Street)

Birmingham	**AL**	**35216-8855**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Stangert — (724) 935-6787 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC

(Name – *if individual, state last, first, middle name*)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter J. Stangert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Founders M & A Advisory, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CHELSEA GETTS
Notary Public
ROSS TOWNSHIP, ALLEGHENY COUNTY
My Commission Expires Oct 23, 2017

Notary Public

Signature

Financial and Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Founders M & A Advisory, LLC
Statement of Financial Condition
December 31, 2016
With Report of Independent Registered Public Accounting Firm

Warren Averett
CPAs AND ADVISORS

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Founders M&A Advisory, LLC

We have audited the accompanying statement of financial condition of Founders M&A Advisory, LLC as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of Founders M&A Advisory, LLC's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Founders M&A Advisory, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Warren Averett, LLC

Warren Averett, LLC
Birmingham, AL
February 22, 2017

Founders M & A Advisory, LLC
Index
December 31, 2016

Founders M & A Advisory, LLC
Statement of Financial Condition
December 31, 2016
Amounts in US Dollars

ASSETS		
Cash	$	68,619
CRD-FINRA		1,945
Receivable from Member		610
Prepaid expenses		1,205
TOTAL ASSETS	$	72,379

LIABILITIES & EQUITY		
Liabilities		
Accounts Payable and accrued expenses	$	16,757
Total Liabilities		**16,757**
Total Member's Equity		55,622
TOTAL LIABILITIES & EQUITY	$	72,379

See accompanying Notes to Financial Statements

Founders M & A Advisory, LLC
Notes to Statement of Financial Condition
December 31, 2016
Amounts in US Dollars

1. Organization

Founders M & A Advisory, LLC (the "Company") was formed as a limited liability company in Alabama on October 30, 2013. On March 24, 2016, the Company was approved as a member of the Financial Industry Regulatory Authority (FINRA) and became registered with the SEC as a securities broker-dealer. The Company has also been registered as a broker-dealer in Alabama since April 12, 2016, and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company is an investment banking firm solely engaged in merger and acquisition advisory activities.

The Company is exempt from the Customer Protection Rule pursuant to the (k)(2)(i) exemption.

2. Significant Accounting Policies

Basis of Financial Statement Presentation

The statement of financial condition of the Company has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the amounts reported in the statement of financial condition. Actual results will differ from such estimates and such differences may be material to the statement of financial condition.

Cash

Cash is held as deposits in a bank. The Company does not hold cash equivalents.

Income Taxes

The Company is a single member limited liability company. All income and losses are passed through to the member to be included on its income tax return. The Company is considered a disregarded entity and is thus not subject to federal, state or local income taxes.

Fair Value of Financial Instruments

The Company estimates that the fair value of any financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables and accrued expenses are reported at their contractual amounts, with approximate fair value.

New Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU clarifies the principles for recognizing revenue and replaces nearly all existing revenue recognition guidance in U.S. GAAP with one accounting model. The core principle of the guidance is that an entity should recognize revenue to depict the satisfaction of a performance obligation by transfer of promised goods or services to customers. This ASU also requires additional qualitative and quantitative disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued guidance deferring the effective date of this ASU for one year, for annual reporting periods beginning after December 15, 2017. The Company plans to adopt ASU consistent with the deferred mandatory effective date and continues to evaluate the impact of this ASU on the results of its financial position.

3. Financial Instruments

The Company's financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of the Company's financial instruments are measured and reported on a fair value basis.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2016, the Company did not own any financial assets or liabilities other than cash and other assets and liabilities with no inventory issues of short and intermediate term maturities and/or defined settlement amounts in the normal course of trade.

The carrying amounts of cash and other assets and liabilities with stipulated earned defined settlement amounts are reported at their contractual amounts, which approximates fair value acceptable as an industry standard.

4. Concentration of Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company monitors the bank account has not experienced, and does not expect to incur any losses in such account.

Consistent with customary investment banking policies, the Company's liability under its engagement agreements is generally limited to the amount of fees paid to the Company. The Company believes that its indemnification obligations to its clients would generally not have a material adverse effect on the Company's financial position.

5. Related-Party Transactions

The Company is a wholly-owned subsidiary of its parent, Founders Investment Banking, LLC (FoundersIB). The Company entered into an Expense Sharing, Lease and Services Agreement (Expense Sharing Agreement) with FoundersIB from which it receives the benefit of certain facilities and services paid for by its parent.

6. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 12.5% of aggregate indebtedness. At December 31, 2016, the Company had net capital of $51,862 which was $46,862 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .32 to 1.

The Company is exempt for the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(i).

7. **Subsequent Events**

Management has evaluated subsequent events through February 22, 2017, the date the statement of financial condition was issued, and has determined that there are no subsequent events to be reported in the accompanying statement of financial condition.